July 7, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Stacie Gorman
Ms. Pam Long

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS Therapeutics Acquisition Corp. (CIK No. 0001811764) Registration Statement on Form S-1, as amended (File No. 333-239196)

Dear Ms. Gorman and Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, for itself and the other Underwriters, hereby join in the request of Therapeutics Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Tuesday, July 7, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the undersigned advise that as of the date hereof, zero copies of the Preliminary Prospectus dated July 7, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others and 125 copies of the Preliminary Prospectus dated July 6, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

JEFFERIES LLC

By:	/s/ Tina Pappas
Name: Tina Pappas
Title: Managing Director

As Representative of the Underwriters

[Signature Page to Underwriter Acceleration Request]